UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017859

NO ACT
P.E 1-9-03
1-3492

March 7, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2003

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary
Halliburton Company
4100 Clinton Drive (77020-6299)
Post Office Box 3
Houston, TX 77001-0003

Re: Halliburton Company
Incoming letter dated January 9, 2003

Dear Mr. Metzinger:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to Halliburton by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

CR

HALLIBURTON

4100 CLINTON DRIVE (77020-6299) • POST OFFICE BOX 3 • HOUSTON, TX 77001-0003
PHONE 713.676.4127

January 9, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Halliburton Company; Request for No-Action Advice;
Stockholder Proposal of the Massachusetts Carpenters Pension & Annuity Funds

Dear Sir/Madam:

The Massachusetts Carpenters Pension & Annuity Funds (the "Fund") have submitted a proposal and supporting statement (the "Proposal") to be included in Halliburton Company's ("Halliburton" or the "Company") proxy materials for the Annual Meeting of Halliburton stockholders scheduled to be held on May 21, 2003. Six true and complete copies of the Proposal and of this letter are enclosed as required by Rule 14a-8(j).

The Proposal requests that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2003 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton omits the Proposal from the proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters.

<u>The Funds Failed to Comply with the Proxy Rules Governing Shareholder Proposals.</u>

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, the Funds must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date it submitted the Proposal. The Funds do not appear in the Company's records as a record owner of the Company's common stock. The transmittal accompanying the proposal indicates that the record holder of the stock will provide the verification of the Funds' beneficial ownership by separate letter. No representation of ownership was received, much less one that met the standards for proof of eligibility applicable to shares held in "street" name as set forth in Rule 14a-8(b)(2)(i). That subsection requires a written statement from the record holder verifying that, at the time the proposal was submitted, the requisite number of shares had been continuously held for at least one year.

By letter dated November 21, 2002 (the "Notification Letter") which was faxed and mailed to both the Funds and the Funds' corporate governance advisor, Edward J. Durkin, the Company (i) outlined the requirements of Rule 14a-8(b)(1), (ii) requested that the Funds provide the Company with a written statement from the record holder verifying the Funds held the requisite amount of securities for at least one year at the time the Proposal was submitted and (iii) advised the Funds that their response needed to be postmarked or transmitted electronically no later than 14 days from the date it received the Notification Letter or the Company could exclude the Proposal pursuant to Rule 14a-8(f)(1).

The Notification Letter was faxed and mailed within 14 days of receipt of the Proposal, which was faxed to and received by the Company on November 14, 2002. The fax confirmation indicates that both the Funds and the Funds' specified corporate governance advisor received the Notification Letter on November 21, 2002. Therefore, pursuant to Rule 14a-8(f)(1), the Funds' response to the Notification Letter needed to be postmarked or transmitted electronically by December 5, 2002. As of this date, the Company has not received any response from the Funds.

Since the Funds have not responded to the Notification Letter within 14 days of receipt of the Notification Letter, the Proposal is excludable by the Company pursuant to Rules 14a-8(b) and 14a-8(f). *AT&T Corp.*, SEC No-action Letter (Dec. 11, 2000).

Six copies of the Notification Letter and the fax confirmation evidencing receipt of the Notification Letter by the Funds and the Funds' corporate governance advisor are also attached to this letter.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2003 proxy statement and form of proxy on or about April 7, 2003. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Funds and the Funds' corporate governance advisor of Halliburton's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2003 Annual Meeting.

Halliburton

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt hereof and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me or Margaret E. Carriere, Vice President and Secretary, at (713) 676-5023 and (713) 676-3717, respectively.

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Senior Counsel and
Assistant Secretary

Attachment

c: Mr. Thomas J. Harrington, Fund Chairman
Massachusetts Carpenters Pension & Annuity Funds

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project

o:\legal\sec\stockholder proposals\Mass. Carpenters no-action request 010903

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 214-978-2783]

November 14, 2002

Ms. Susan S. Keith
Vice President & Corporate Secretary
Halliburton Company
500 N. Akard St.
Dallas, Texas 75201

Re: Shareholder Proposal

Dear Ms. Keith:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Halliburton Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 4,800 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

HALLIBURTON

Writer's direct dial: (214) 978-2655

November 21, 2002

Mr. Thomas J. Harrington, Fund Chairman
Massachusetts Carpenters Pension & Annuity Funds
350 Fordham Road
Wilmington, MA 01887
Via facsimile (978) 657-9973

Re: Halliburton Company; Massachusetts Carpenters Pension & Annuity Funds (the "Funds"); Shareholder Proposal

Dear Mr. O'Connor:

I am in receipt of the shareholder proposal you submitted on behalf of the Funds for inclusion in Halliburton Company's proxy statement for its 2003 annual meeting of stockholders.

Rule 14a-8(b)(1) provides that in order to be eligible to submit a shareholder proposal, the Funds must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. The Rule further requires that these facts be proven at the time you submit the proposal.

Please provide a written statement from the record holder verifying the Funds held the requisite amount of securities for at least one year at the time you submitted the proposal. Rule 14a-8(f)(1) provides that the company may exclude your proposal if you do not provide the information after receiving written notification from the company of any procedural or eligibility deficiencies. The Rule provides that your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this notification. While the original letter is being mailed to you, the date of notification is the date you receive the facsimile of this letter. ~~Therefore, you need to provide the information by December 5, 2002.~~

Very truly yours,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant Secretary

BAM

c:
Mr. Edward J. Durkin

o:\legal\sec\stockholder proposals 2003\Mass. Carpenters 112102

Confirmation Report–Memory Send

Time : Nov-21-02 02:56pm
Tel line 1 : 2149782783
Name : LEGAL

Job number	:	693
Date	:	Nov-21 02:53pm
To	:	912025434871
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Job number : 693 *** SEND SUCCESSFUL ***

Halliburton Company
3800 LINCOLN PLAZA
500 NORTH AKARD STREET
DALLAS, TEXAS 75201-3391

DATE November 21, 2002
DEPARTMENT Law
DEPT. FAX # (214) 978-2783
FAX OPERATOR # (214) 978-2625

TO: ~~Thomas J. Harrington~~ FAX: ~~(978) 657-9973~~
Edward J. Durkin (202) 543-4871

FROM: Bruce A. Metzinger TELEPHONE # (214) 978-2655

Number of pages in transmission: 2 (including this cover sheet)

Re: Halliburton Company; Massachusetts Carpenters Pension & Annuity Funds (the "Funds"); Shareholder Proposal

If there are any problems with this transmission, please contact fax operator at number shown above, or contact sender.

Confirmation Report—Memory Send

Time : Nov-21-02 02:55pm
Tel line 1 : 2149782783
Name : LEGAL

Job number	:	692
Date	:	Nov-21 02:53pm
To	:	919786579973
Document Pages	:	02
Start time	:	Nov-21 02:54pm
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Job number : 692 *** SEND SUCCESSFUL ***

Halliburton Company
3600 LINCOLN PLAZA
500 NORTH AKARD STREET
DALLAS, TEXAS 75201-3391

DATE November 21, 2002
DEPARTMENT Law
DEPT. FAX # (214) 978-2783
FAX OPERATOR # (214) 978-2625

TO: Thomas J. Harrington FAX: (978) 657-9973
Edward J. Durkin (202) 543-4871

FROM: Bruce A. Metzinger TELEPHONE # (214) 978-2655

Number of pages in transmission: 2 (including this cover sheet)

Re: Halliburton Company: Massachusetts Carpenters Pension & Annuity Funds (the "Funds"); Shareholder Proposal

If there are any problems with this transmission, please contact fax operator at number shown above, or contact sender.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 9, 2003

The proposal relates to expensing stock options.

There appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Halliburton omits the proposal from the proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

January 14, 2003

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549

Re: Response to Halliburton's request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to Halliburton's' request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in Halliburton's' proxy materials for its annual meeting in 2003.

In its January 9, 2003 letter to the Securities and Exchange Commission, the Company states that our Fund did not provide verification that it had held the stock for at least one year. The November 21, 2002 letter from Mellon Bank indicated that the Fund held 19,788 shares of Halliburton stock and inadvertently did not verify that the stock was owned for a year. The Company notified the Fund on January 9, 2003 of this deficiency. Enclosed you will find a letter from Mellon Bank, also dated November 21, 2002, which was faxed to the Company on January 13, 2003 indicating that the Fund has held the shares for at least one year.

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC:jl

Enclosure

Mellon **Mellon Global Securities Services**

November 21, 2002

Ms. Margaret E. Carrier
Vice President & Corporate Secretary
Halliburton Company
3600 Lincoln Plaza
500 N. Akard
Dallas, TX 75201

RE: Performance-Based Senior Executive Compensation System

Dear Ms. Carrier:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 19,788 shares of Halliburton Company common stock on November 19, 2002. The fund has held at least $2,000 worth of Halliburton Company common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1213 if you have any questions on the shares of Halliburton Company common stock held at Mellon Global Securities Services for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

135 Santilli Highway • Everett, MA 02149

A Mellon Financial Company.℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 9, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Halliburton's request, documentary support sufficiently evidencing that it continuously held Halliburton's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Halliburton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Halliburton relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor